UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ISOLAGEN, INC.

(Name of Subject Company as (Issuer) and Filing Person (Offeror))

3.5% Convertible Subordinated Notes due 2024
(Title of Class of Securities)

46488N AB 9
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Isolagen, Inc.
405 Eagleview Boulevard
Exton, Pennsylvania 19341

(484) 713-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Busis, Esq.
Cavas Pavri, Esq.
Cozen O’Connor P.C.

1900 Market Street
Philadelphia, PA 19103

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,000,000	$2763.00

(1)             Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, this amount is the book value as of July 11, 2007 of the aggregate principal amount outstanding of 3.5% Convertible Subordinated Notes due 2024 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)             Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed July 11, 2007 (File No. 333-144473).

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,763.00
Form or Registration No.: Form S-4 (File No. 333-144473)
Filing Party: Isolagen, Inc.
Date Filed: July 11, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Isolagen, Inc., a Delaware corporation (the “Company”), and relates to a proposed offer to exchange (the “Exchange Offer”) 3.5% Convertible Senior Notes due 2024 (the “New Notes”) for its outstanding 3.5% Convertible Subordinated Notes due 2024 (the “Existing Notes”), upon the terms and subject to the conditions set forth in the Company prospectus which is part of the Company’s Registration Statement on Form S-4 (File No. 333-144473), originally filed on July 11, 2007 (the “Registration Statement”).

The Company has decided to terminate the Exchange Offer and has filed a request to withdraw the Company’s Registration Statement with the Commission.

This Amendment No. 1 to Schedule TO is being filed pursuant to and in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.                 Exhibits.

(a)(5)       Press Release issued August 15, 2007(1)

(1)             Previously filed as Exhibit 99 to the Company’s Current Report on Form 8-K dated August 15, 2007 and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISOLAGEN, INC.

	By:	/s/ Declan Daly
	Name:	Declan Daly
	Title:	Chief Operating Officer
Dated: August 15, 2007